FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or
15d-16 of the Securities Exchange Act of 1934

For the month of November 2003

GEMPLUS INTERNATIONAL S.A.
(Exact name of registrant as specified in its charter)

GEMPLUS INTERNATIONAL S.A.
(Translation of registrant’s name in English)

Aerogolf Center
Hohenhof
L-2633 Senningerberg
Grand Duchy of Luxembourg
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X]	Form 40-F [ ]

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes [ ]	No [X]

Gemplus press release

SIGNATURE
Gemplus Strengthens Dominance in Burgeoning Brazilian Market
Gemplus R&D team breaks smart card data transfer barriers with world’s first Crypto motion concept
Gemplus storms ahead in banking as EMV takes off globally

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GEMPLUS INTERNATIONAL S.A.
Date: November 18, 2003

	By:	/s/ Stephen Juge

Name: Stephen Juge Title: Executive Vice President and General Counsel

Gemplus press release

Gemplus Strengthens Dominance in Burgeoning Brazilian Market

Gemplus lands 3 key contracts and reinforces its leadership in the South American smart card market

Sao Paulo, Brazil and Cartes 2003, Paris, 18 November 2003 — Gemplus (Euronext Paris SA: GEPL.PA; Sicovam: 005768; NASDAQ: GEMP), the world’s leading provider of smart card solutions, today announced that its leadership position in Brazil has been strengthened by securing three major new contracts including Banco do Brasil for EMV migration, Sercomtel Cellular for SIM cards and Telecom services, and SPTrans for smart card-managed transport systems.

Gemplus has led the Brazilian market since 1999 when it first entered into a joint venture with American BankNote. Gemplus BankNote produces over two million cards per month in Sao Paolo. Gemplus holds a leading position in Brazilian smart card market with key telecom clients: Telemar, Sercomtel Cellular, TIM Brasil, and OI Cellular, and within the financial services market: Banco do Brasil, Banco Bradesco, ITAU, SPTrans, TAM Airlines, Smart Club do Brasil, AOL.

The potential for smart cards in Brazil is very high. Although magnetic stripe cards are still dominant in the banking sector, smart cards are starting to gain considerable ground. In terms of EMV1 migration, the country is one of the most advanced in the world and Gemplus is heavily involved with Brazilian banks and financial institutions in moving forward to meet EMV standards. To date, Gemplus BankNote has supplied more than 10 million smart cards to the Brazilian market and is currently the undisputed market leader.

Gemplus launched the world’s first smart card based on Java Card™ technology in 1997, and Gemplus’ GemXpresso card range is ranked the number one Java Card technology for banks and retailers worldwide. Gemplus will deliver Latin America’s largest bank, Banco do Brasil, 400,000 Javacard MasterCard to be the first company to roll out EMV smart cards based on Java Card technology in the Latin America region.

The GSM market in Brazil has seen explosive growth since 2002 when the market boasted an anticipated 1.5 million GSM subscribers by year-end1. By August 2003, the market had expanded to more than 4 million2 GSM subscribers and is predicted to reach 21 million GSM subscribers across Latin America by the end of

1 EMV — a smart card standard that was created in 1996 and developed by Europay (now MasterCard Europe), MasterCard, and Visa. EMV specifies that, by 2005, all debit/credit payment cards in Europe will be smart cards rather than magnetic stripe cards. Visa and MasterCard Europe have put in place a number of incentives to ensure that banks across Europe manage to meet the deadline. The EMV standard is recognized internationally, guaranteeing worldwide interoperability and security.

Gemplus press release

2005.3 Gemplus BankNote’s contract with Sercomtel Cellular represents the eighteenth Latin American mobile operator to choose Gemplus’ S@T technology. Sercomtel’s SIM card solution uses 64K SIM cards for GSM produced by Gemplus BankNote. Sercomtel will benefit from Gemplus’ leading SIM Toolkit (STK) architecture based on the latest S@T specifications, and its Over the Air (OTA) platform, allowing the operator and user to remotely update the information and/or applications secured within the card. “SIM cards and STK present Sercomtel with a unique opportunity to offer a wide range of data and information services from day one,” says Wanderley Rezende Neiva, Director of Engineering for Sercomtel Cellular. “The solution has allowed us to get closer to our subscribers and increase traffic on our mobile network.”

Gemplus is also working with SPTrans to help improve the speed and efficiency of the mass transit system in Sao Paolo. Gemplus’ GemEasy-8000 contactless smart card technology will facilitate fare collection on the over-stretched bus network and 2.5 million smart cards will be issued to students, pensioners, and employees.

“We are confident that our investment in Brazil will continue to pay dividends as the market matures. We have laid strong foundations since 1999 and have emerged as the dominant provider of smart card solutions in this region,” says Alex Mandl, CEO of Gemplus. “Securing these three significant contracts has demonstrated the capabilities of Gemplus in growing and retaining its international leadership status.”

-ends-

1 Source: Gemplus
2 Source: Anatel
3 Source: GSM Association – EMC World Cellular Database

Gemplus press release

About Gemplus

Gemplus (Euronext Paris SA: GEPL.PA; Sicovam: 005768; NASDAQ: GEMP) is the world’s number one provider of smart card solutions.

Gemplus helps its clients offer an exceptional range of portable, personalised solutions that bring security and convenience to people’s lives. These include mobile data services, inter-operable banking, identity, WLAN, m-commerce and a wealth of other applications. Gemplus is the only completely dedicated, truly global player in the Smart Card industry, with the largest R&D team, unrivalled experience, and an outstanding track record of technological innovation. In 2002, Gemplus was the worldwide smart card leader in both revenue and total smart card shipments (source: Gartner-Dataquest). Gemplus was also awarded Frost & Sullivan’s 2002 Market Value Leadership Award for its exceptional performance.

Last year Gemplus shipped products & services to 460 bank customers in 67 countries. Gemplus’ revenue in 2002 was 787 million Euros.

www.gemplus.com

©2003 Gemplus. All rights reserved. Gemplus, the Gemplus logo, and GemXpresso are trademarks and service marks of Gemplus S.A. and are registered in certain countries. Java and Java Card are trademarks and service marks of Sun Microsystems, Inc., and may be registered in certain countries. All other trademarks and service marks, whether registered or not in specific countries, are the property of their respective owners.

Some of the statements contained in this release constitute forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance, or achievements expressed or implied by such forward-looking statements. Actual events or results may differ materially. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this release include, but are not limited to: trends in wireless communication and mobile commerce markets; our ability to develop new technology, and the effects of competing technologies developed and expected intense competition generally in our main markets; profitability of our expansion strategy; challenges to or loss of our intellectual property rights; our ability to establish and maintain strategic relationships in our major businesses; our ability to develop and take advantage of new software and services; and the effect of future acquisitions and investments on our share price. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of such forward-looking statements. The forward-looking statements contained in this release speak only as of this release. We are under no duty to update any of the forward-looking statements after this date to conform such statements to actual results or to reflect the occurrence of anticipated results.

For further information, contact:
Marielle Bricman
Gemplus SA
Tel: + 33 4 42 36 55 96
Marielle.bricman@gemplus.com

Natalia Martinez
Edelman
Phone: +54 11 4315 4020 ext. 33
Email: natalia.martinez@edelman.com

Gemplus press release

Gemplus R&D team breaks smart card data transfer barriers with world’s first Crypto motion concept

Crypto motion concept highlights year of innovation for Gemplus as 3 products are nominated for Sésames awards

Luxembourg and Cartes 2003, Paris, 18 November 2003 — Gemplus International S.A. (Euronext: LU0121706294 — GEM and NASDAQ: GEMP), the world’s leading provider of smart card based solutions, today announced the demonstration of a new concept called Crypto motion at the Cartes 2003 trade fair. The R&D team at Gemplus has succeeded in pushing back the barriers of smart card development with a world’s first: a traditional smart card whose OS incorporates programming of a cryptographic kernel to allow real-time deciphering capacity increase of up to 400 times the original speed.

The brainchild of the R&D laboratories from the Gemplus Business Development Group, Crypto motion outstrips all existing smart card limits. Crypto motion is on show as a concept solution at Cartes 2003 to demonstrate that decryption throughput can be increased by up to 400 times the original speed simply by improving the capacity utilisation of available resources. The idea for this principle emerged eighteen months ago when the R&D team was asked to use existing technology for secure decryption of voice data transmissions over networks. Crypto motion is the resulting software intended to illustrate the often-overlooked potential of smart cards to protect and decode data streams in real time such as softwares, game or music files.

2003 marks a very successful year for Gemplus and its R&D group in creating new and innovative solutions for the smart card industry. Three new products and solutions developed by the Business Development Group have been nominated for 3 Sésames awards: Best Technological Innovation Sesame for WLAN-GeMobileIT; Best Software Sesame for Anti-Spy Kit personalisation; and Best GSM application for J2ME.

WLAN-GeMobileIT nominated for Best Technological Innovation Sésame Award: Gemplus offers secure access and constant connectivity to mobile data on a public WLAN thanks to a smart card that manages the EAP-SIM process. The card also stores and manages the credentials to authenticate users onto their corporate resources through their Virtual Private Network. The solution also includes client software

Anti-Spy Personalisation Kit nominated for Best Software Sésame Award: Secret sharing is a process requiring great care during smart card personalisation. Gemplus Anti-Spy Personalisation Kit is the first product providing legal and mathematical insurance that a user’s secrets will never be disclosed. Onboard generation and secure exchange are key features in enabling this solution to deliver trust.

J2ME nominated for Best GSM Application Sésame Award: In order for J2ME applications to really take off, the wireless industry has required an upper level of security to create an environment of confidence between suppliers and customers. This can be achieved thanks to the Gemplus’ implementation of a set of standardized APIs (JSR177) on a J2ME handset enabling communication between a Java Phone and a (U)SIM Card.

“I am very proud of the recognition that the Gemplus R&D team is receiving from the industry based on the intensive research we conduct on smart card development,” said Jacques Seneca, Vice President and Director of the Business Development Group, Gemplus, “The challenge for our team is to demonstrate that smart cards can be utilised in a much more valuable way than they are currently being used for — the sophistication of microprocessors can enable much more feature-rich applications and solutions.”

The Crypto motion and all Gemplus R&D innovations will be demonstrated on the Gemplus stand (Hall 3, stand G025/G033) during the Cartes 2003 trade fair.

Gemplus has the strongest R&D group in the industry with 600 smart card R&D engineers in France, Singapore, Germany and China. The R&D resources of Gemplus are focusing on growing smart card functionalities and ease of use targeting the main market segments: GSM and 3G, banking, ID and security.

Gemplus’ Business Development Group is dedicated to bringing to the market the most advanced embedded software and security solutions, enabling trusted transactions and secured communications with best in class privacy management solutions, as a contribution to the information society of tomorrow.

-ends-

About Gemplus

Gemplus International S.A. (Euronext: LU0121706294 — GEM and NASDAQ: GEMP) is the world’s leading player in the smart card industry in both revenue and total shipments (source 2002: Gartner-Dataquest, Frost & Sullivan, Datamonitor.) It has the largest R&D team, unrivalled experience, and an outstanding track record of technological innovation.

Gemplus helps its clients offer an exceptional range of portable, personalized solutions that bring security and convenience to people’s lives. These include Mobile Telecommunications, Public Telephony, Banking, Retail, Transport, Identity, WLAN, Pay-TV, e-government, access control, and a wealth of other applications.

Gemplus’ revenue in 2002 was 787 million Euros.
www.gemplus.com

Marielle Bricman Gemplus PR	Tél +33 (0)4 42 36 55 96 marielle.bricman@gemplus.com
Florent Guibert Account Director, Edelman PR	Tél +33 (0)1 56 69 73 99 florent.guibert@edelman.com

Gemplus storms ahead in banking as EMV takes off globally

40 million EMV smart cards to be delivered to the UK in the next 2 years

Cartes 2003, Paris, 18 November 2003 — Gemplus International S.A. (Euronext: LU0121706294 — GEM and NASDAQ: GEMP), the world’s leading provider of smart card solutions, today announces that it has won businesses to deliver 40 million EMV cards within the next 2 years to the UK market. These confirm the success of Gemplus’ aggressive strategy to lead the banking and financial sector, and position Gemplus as the second largest smart card supplier in the UK, and the fastest growing card vendor in the smart banking market.

In an announcement made earlier this month, Gemplus will provide one of the biggest debit card issuers in the UK, Halifax Bank of Scotland (HBOS) — among other UK banks — with smart cards to replace the magnetic stripe system on the banks’ debit cards. The UK, representing the biggest market for EMV, will have an estimated 120 million payment cards upgraded to EMV standards by 2005.

“The UK market is incredibly important not just because it is the largest EMV market, but also in terms of its maturity. Our success in the UK and our incomparable worldwide presence puts us in a strong position to help our customers in other parts of the world to embark on EMV.” says Gilles Michel, Executive Vice-President of Gemplus’ Financial & Security Services Business Unit.

On top of the EMV successes in the UK, Gemplus continues to work with major customers worldwide as illustrated by two other contract wins this month: it will be supplying 400,000 Java Card™ to Banco do Brasil, Latin America’s first bank to roll out EMV. Gemplus and its partner Toppan Printing Co. will also deliver multi-application EMV cards to JCB, one of the international credit card brands and Japan’s largest card issuer.

As an illustration of its worldwide presence, Gemplus supplied products and services to more than 460 financial institutions in over 67 countries in 2002. Most recently, Gemplus also signed contracts with leading banks of Eastern Europe, including Komercni Banka & eBanka in Czech Republic, PBZ bank in Croatia and K&H bank in Hungary.

All these contracts mark a phenomenal year in 2003 for Gemplus, during which it has signed record numbers of EMV contracts.

About Gemplus

Gemplus press release

Gemplus International S.A. (Euronext: LU0121706294 — GEM and NASDAQ: GEMP) is the world’s leading player in the smart card industry in both revenue and total shipments (source 2002: Gartner-Dataquest, Frost & Sullivan, Datamonitor.) It has the largest R&D team, unrivalled experience, and an outstanding track record of technological innovation.

Gemplus helps its clients offer an exceptional range of portable, personalized solutions that bring security and convenience to people’s lives. These include Mobile Telecommunications, Public Telephony, Banking, Retail, Transport, Identity, WLAN, Pay-TV, e-government, access control, and a wealth of other applications.

Gemplus’ revenue in 2002 was 787 million Euros.
www.gemplus.com

About Halifax Bank of Scotland

Formed in September 2001 following the merger of Halifax and Bank of Scotland, HBOS has assets of over £380 billion and has over 25 million customers. It is the UK’s largest mortgage, saving and new credit card provider and for the last few years has been at the forefront of the UK banking revolution. With over 60,000 staff and a relationship with two out of every households in the UK, it was recently voted Europe’s best performing company.

Contact details

Julian Hirst Gemplus FSS PR	Tel: +33 (0)442364198 Mobile: +33 (0) 685948414 Julian.hirst@gemplus.com
Vanessa Clarke Edelman PR	Tel: +44 (0)20 7344 1349 Mobile : +44 (0) 7730 989698 vanessa.clarke@edelman.com

©2003 Gemplus. All rights reserved. Gemplus and the Gemplus logo are trademarks and service marks of Gemplus and are registered in certain countries. All other trademarks and service marks, whether registered or not in specific countries, are the property of their respective owners.

Some of the statements contained in this release constitute forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance, or achievements expressed or implied by such forward-looking statements. Actual events or results may differ materially. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this release include, but are not limited to: trends in wireless communication and mobile commerce markets; our ability to develop new technology, and the effects of competing technologies developed and expected intense competition generally in our main markets; profitability of our expansion strategy; challenges to or loss of our intellectual property rights; our ability to establish and maintain strategic relationships in our major businesses; our ability to develop and take advantage of new software and services; and the effect of future acquisitions and investments on our share price. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of such forward-looking statements. The forward-looking statements contained in this release speak only as of this release. We are under no duty to update any of the forward-looking statements after this date to conform such statements to actual results or to reflect the occurrence of anticipated results.

Gemplus press release